HUTCHINS, WHEELER & DITTMAR
                               101 Federal Street
                                Boston, MA 02110
                              phone: (617) 951-6600
                            facsimile: (617) 951-1295




                                                             April 2, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
Attention:  Elliott Staffin

         Re:      Voicetek Corporation

                  Withdrawal of Registration Statement

Ladies and Gentlemen:

         Pursuant to Rule 477, Regulation C of the Securities Act of 1933 as amended, Voicetek Corporation hereby requests the withdrawal of the Registration Statement on Form S-1, File No. 333-21883, filed with the Securities and Exchange Commission on February 14, 1997. Due to market conditions, Voicetek Corporation has decided not to proceed with the offering.

         Should  you  have  any  questions   regarding  the  above  or  required
additional information, do not hesitate to contact me at (617) 951-6740.

                              /s/ David P. Kreisler

cc:      Jon E. Gavenman, Esq.